

Mail Stop 3561

February 24, 2009

Via U.S. Mail and Facsimile (914) 345-8771

Gerald C. Rittenberg
Chief Executive Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmosford, NY 10523

Re: Amscan Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2007
           Filed March 31, 2008
           Form 10-Q for Fiscal Quarter Ended September 30, 2008
           Filed December 4, 2008
           Response Letter dated December 5, 2008
           File No. 333-14107

Dear Mr. Rittenberg:

        We have reviewed your response letter dated December 5, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 11 – Stock Option Plan, page 13

1. We note your response to comment 3 of our letter dated November 25, 2008. Please expand your policy relating to the accounting treatment of employee stock options to disclose by type of option (i.e., rollover, performance-based, time-based) the significant terms of the option and how you account for the options, and provide us with the disclosure that you intend to include in future filings. It is unclear to us whether you record the options at minimum value at the date of grant or at fair value of your common stock. In addition, cite the specific accounting literature that you applied in accounting for your various options. We may have further comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Thomas J. Reinebach, VP-Finance
    Fax: (914) 784-8851